Prime Number Capital LLC
12 E 49 St, Floor 27,
New York, NY 10017

September 29, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd. (the “Company”)
Registration Statement on Form F-1, as amended
Filed July 21, 2022
File No. 333-266256

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 29, 2023, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

PRIME NUMBER CAPITAL LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	Chairwoman

[Signature Page to the Withdraw Request Letter—Underwriter]